NETFRAN DEVELOPMENT CORP.
                       2801 N.E. 208th Terrace, 2nd Floor
                             Aventura, Florida 33180

                        COMMISSION FILE NUMBER 000-50051

                              INFORMATION STATEMENT

                                   PURSUANT TO
                              SECTION 14(f) OF THE
                       SECURITIES EXCHANGE ACT OF 1934 AND
                              RULE 14f-1 THEREUNDER

                                  INTRODUCTION

         This Information Statement is being mailed on or about January 24, 2005 to the holders of record on December 30, 2004 of the shares of Common Stock, par value $.001 per share (the "Common Stock") of Netfran Development Corp., a Florida corporation (the "Company"). It is being furnished by the Company in connection with the change of the Company's directors to be effected at the completion of the transaction discussed below, to be held on or about February 3, 2005.

                 BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

         Pursuant to the terms of an agreement (the "Agreement") between the Company and Ariel Way, Inc., a Delaware corporation ("Ariel Way") and the shareholders of Ariel Way, the Company has agreed to acquire all of Ariel Way's issued and outstanding shares of Common Stock (collectively, the "Ariel Way Stock") in exchange for approximately 33,289,434 shares of the Company's Common Stock (the "Transaction").

         As of the date of this Information Statement, there are 3,698,826 shares of the Company's Common Stock issued and outstanding.

         If all of the issued and outstanding shares of Ariel Way Stock are exchanged for 33,289,434 shares of the Company's Common Stock, the holders thereof will own 90% of the Company's 36,988,260 shares of Common Stock which would then be issued and outstanding.

         Upon completion of the Transaction, the Company's current directors and officers will be replaced by directors and officers selected by Ariel Way's management (see "Directors and Executive Officers after the Transaction").

         Consummation of the Transaction will result in a change of control of the Company. If the transaction is not consummated, the Company's current officers and directors will not be replaced and there will not be a change in control. The Company anticipates, but cannot assure, that the Transaction will be closed on or about February 3, 2005.

                      REASON FOR THIS INFORMATION STATEMENT

         Because a majority of our directors will be changed in connection with the completion of the Transaction otherwise than at a meeting of stockholders, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change of directors will take place, or such shorter time period as may be established by the Commission. This Information Statement is being filed with the Commission and sent to the Company's stockholders in compliance with that Rule.

                INFORMATION RELATING TO THE COMPANY'S SECURITIES

         As of the date of this report, there are outstanding 3,698,826 shares of the Company's Common Stock. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.

                  PRINCIPAL STOCKHOLDERS BEFORE THE TRANSACTION

         The following table sets forth certain information regarding the beneficial ownership of Common Stock as of December 29, 2004 by (i) each stockholder who is known by the Company to own beneficially more than five percent of the Company's outstanding Common Stock, (ii) each current director of the Company, (iii) the Company's executive officer named in the Summary Compensation Table, and (iv) by all executive officers and directors of the Company as a group. The information as to each person or entity has been furnished by such person or group.

          Name and Address         Shares Beneficially Owned (1)      Percentage
          ----------------         -----------------------------      ----------
Elliot Krasnow                            1,283,673                     30.0%
2801 N.E. 208th Terrace,
2nd Floor.
Aventura, Florida 33180

Robert Steinberg                            123,333                        3%
2801 N.E. 208th Terrace,
 2nd Floor.
Aventura, Florida 33180

Farrington Family Trust, H. Roy &           246,000                        6%
Virginia V. Farrington Trustees
7902 40th Street
Gig Harbor, WA 98335

All directors and officers as a           1,407,006                     34.0%
group (2 persons)

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes shares which can be acquired by each person or group by exercise of outstanding options or warrants within 60 days from December 29, 2004 as follows: Mr. Krasnow
         - 13,333 shares, Mr. Steinberg - 13,333 shares, all directors and officers as a group - 26,666 shares.

                  PRINCIPAL STOCKHOLDERS AFTER THE TRANSACTION

         The following table sets forth as of the date hereof, certain information with respect to the stockholders of the Company following the completion of the Transaction who, based on 36,988,260 shares of Company common stock to be outstanding upon completion of the Transaction, would be the record or beneficial owners of more than 5% of the Company's outstanding Common Stock, each Director who will be appointed as of the completion of the Transaction and all of the persons who will be appointed as Directors and Officers upon completion of the Transaction as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares. This information has been provided by Ariel Way.

                                            Shares to be           Percent
                                            Beneficially             of
Name and Address                              Owned (1)            Class(1)
--------------------------------------------------------------------------------
Arne Dunhem(2)
8000 Towers Crescent Drive
Suite 1220
Vienna, VA 22182                             12,739,120             34.4%

Anand Kumar
3408 Waples Glen Court
Oakton, VA 22124                             4,693,360              12.7%

Magdy Battikha
18503 Carriage Walk Cir.
Gaithersburg, MD  20879                      1,843,820               5.0%

Lloyd Griffiths
8000 Towers Crescent Drive
Suite 1220
Vienna, VA 22182                               310,097                 *

Voula Kanellias
2 Hancock Road
Needham, MA 02492                            1,508,580               4.1%

Todd W. Rowley
8000 Towers Crescent Drive
Suite 1220
Vienna, VA 22182                               310,097                 *

                                            Shares to be           Percent
                                            Beneficially             of
Name and Address                              Owned (1)            Class(1)
--------------------------------------------------------------------------------
Leif T. Carlsson
8000 Towers Crescent Drive
Suite 1220
Vienna, VA 22182                               310,097                 *

Bob Bova
5 Silver Crescent
Irvine, CA 92612                               239,965                 *

Market Central, Inc. (3)
1650A Gum Branch Road
Jacksonville, NC 28540                       3,352,400               9.1%

Cornell Capital Partners, LP (4)
101 Hudson Street
Suite 3700
Jersey City, NJ 07302                        3,318,876               9.0%

Officers and Directors as a Group
(7 Persons)                                 20,111,317              54.4%

*    Less than 1%.

(1) Applicable percentage of ownership is based on 36,988,260 shares of common stock to be outstanding upon completion of the Transaction, together with applicable options for each shareholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options that will be exercisable within 60 days of the completion of the Transaction are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) Represents 6,369,560 shares held directly and 6,369,560 shares held privately by the Dunhem Family Partnership. Arne Dunhem, the Chairman & CEO of Ariel Way, Inc. and his wife Eva Dunhem jointly and equally make all investment decisions of The Dunhem Family Partnership.

(3) Doyal Bryant, the President and CEO of Market Central, Inc. makes all investment decisions on behalf of Market Central, Inc.

(4) All investment decisions of Cornell Capital Partners are made by its general partner, Yorkville Advisors, LLC. Mark Angelo, the managing member of Yorkville Advisors, makes the investment decisions on behalf of Yorkville Advisors.

                 DIRECTORS AND EXECUTIVE BEFORE THE TRANSACTION

The followings sets forth certain information about the current directors and officers of the Company.

     Elliot Krasnow, age 58, has been the president, CEO and director since March 2000. From 1992 to 1994 he was president of Sandler Sales Institute of South Florida, a national sales training organization. From 1994 to 1995, Mr. Krasnow was co-producer for Mako Films International, Inc., an independent film production company. From 1995 to 1997, he was founder and president of Netspace, Inc. the predecessor company of Netvertise, Inc. d/b/a/ Netspace. Since 1997 he has been president and director of Netvertise, Inc., an Internet solutions company that provides services to Netfran's franchisees.

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

         Robert S. Steinberg, CPA, age 61, has been our chief financial officer since October 2000 and a director since September 2001. He has also served as chief financial officer of Netvertise, Inc. since October 2000. He has been a certified public accountant in private practice in South Miami, Florida since June 1977. Mr. Steinberg has been chief financial officer of the Company since October 2000. His professional experience extends over 34 years of diverse public practice. He is a CPA in NY and Florida. He is also an attorney admitted to the Bars of NY, Florida, The US Tax Court, the US Supreme Court and various US District and Circuit Courts of Appeal. Mr. Steinberg is also a credential business valuation expert who has testified in many court cases. He has lectured and published extensively including most recently, "Analyzing Economic and Valuation Issues", Chapter 59, Florida Family Law, Mathew Bender & Company, 2000. He is a member of numerous professional organizations and serves on two charity boards of directors.

             DIRECTORS AND EXECUTIVE OFFICERS AFTER THE TRANSACTION

         If and when the Transaction is completed, the Company's current officers and directors will be replaced, without stockholder action, by the following officers and directors:

Name                Age     Position
--------------------------------------------------------------------------------
Arne Dunhem         54      Chairman, President and Chief Executive Officer
Voula Kanellias     42      Chief Financial Officer
Anand Kumar         61      Director, Executive Vice President
Todd W. Rowley      46      Director
Lloyd Griffiths     63      Director
Leif T. Carlsson    62      Director
Bob Bova            46      Director, President and Chief Executive Officer,
                            Enfotec, Inc.
--------------------------------------------------------------------------------

The  following is a brief  description  of the  background  of the directors and
executive   officers  who  will  be  appointed  as  of  the  completion  of  the
Transaction.

BACKGROUND INFORMATION

Arne Dunhem. Mr. Arne Dunhem, who has served as Ariel Way's Chairman, President and Chief Executive Officer since the founding of Ariel Way on February 10, 2004, has over thirty years of executive management and engineering experience with large complex multinational corporations, large international organizations as well as early stage technology companies. He has over the years been instrumental in arranging more than $300 million in investor and vendor financing commitments and is knowledgeable in all aspects of international business, finance, management, information systems, network operations and engineering for both publicly traded and privately held corporations. Between February 2004 and present, Mr. Dunhem has been the Chairman, President & CEO of Ariel Way, Inc., a company focused on the build-up of a publicly traded global highly secure telecommunications company headquartered in the metropolitan

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

Washington, D.C. area, USA. Between December 2003 and February 2004, Mr. Dunhem was a consultant providing executive management and merger and acquisition support services. Between January 2002 and November 2003, Mr. Dunhem was the Chairman, President and CEO of MobilePro Corp., a publicly traded technology company in Rockville, MD. He was instrumental in merging the private Neoreach, Inc., a development stage company developing third generation wireless modem and semiconductor systems, with the publicly traded MobilePro Corp. Between July 2001 and January 2002 Mr. Dunhem was working as a strategic business consultant and was in January 2002 hired by Neoreach, Inc. as its President & CEO. Mr. Dunhem was between November 1998 and June 2001 the Chairman & CEO of erbia, Inc. a U.S. domestic long-distance communications company where he took this company from its start-up phase through the sale of the operation to a U.S. publicly traded company. He was working between January 1998 and October 1998 as a strategic business consultant for various private companies. Prior to this he was between July 1993 and September 1997 the Chairman of Tele8 Kontakt AB, a Swedish nationwide start-up cell-phone operator and also between January 1993 and December 1997 the Chairman of Nordiska Tele8 AB of Sweden, an international long distance and local telephone services company. Here again, he took the company from its start-up phase through full operation and eventually the sale of both companies. Mr. Dunhem was between May 1991 and January 1993 with CruiseComm, a company developing high-speed satellite communications for voice and data for large passenger cruise ships sailing in the Baltic Sea, the Mediterranean and in the Caribbean. Mr. Dunhem was between September 1989 and April 1991 the Executive Vice President, Engineering & Operations of Comvik Skyport AB, a Swedish telecommunications company providing satellite and data communications services, which developed into the current European Tele2 telecommunications operator. During the period September 1978 and July 1989 Mr. Dunhem was with INTELSAT, Washington, D.C., an international satellite communications organization in a capacity growing from staff engineer to program manager where he had responsibilities for building-up some of the world's largest command, control and monitoring networks. He previously was with the Saab-Scania Aerospace Corporation and the Swedish Telecom. Mr. Dunhem earned his M.S. in 1974 in space telecommunications from Chalmers University of Technology, Sweden. Mr. Dunhem is the Chairman of the Swedish Lutheran Church of Washington, D.C., is active with several community organizations, is the founder of a Swedish-American Community Center in Washington, D.C. and has over many years been active with the Boy Scouts of America. Mr. Dunhem is a U.S. citizen and has lived in the Washington, D. C. area since 1978.

Voula Kanellias. Ms. Kanellias, who joined Ariel Way on September 2, 2004, serves as its Chief Financial Officer, has extensive experience as a Chief Financial Officer in private companies, pre-IPOs, international operations, acquisitions, manufacturing operations and turnarounds. Ms. Kanellias served 2000 - 2004 as Chief Financial Officer for HeliOss Communications Inc. of Waltham, MA, a pre-IPO wireless point-to-point equipment company; 2000- 2001 as the Chief Financial Officer for Reach Internet Incubator, Reach Venture Partners LLC of Boston, MA; 1998-2000 as Chief Financial Officer and Vice President of Finance and Administration for MarketOne Associates, Inc. of Maynard, MA;
1997-1998 as Chief Financial Officer and Vice President of Finance and Administration for Impole, Inc. of Waltham, MA; 1996-1997 as associate with

KPMG Peat  Marwick  in  Moscow,  Russia;  1986-1995  as  principal  with  Kosmos
Enterprises of Needham, MA; 1987-1989 as financial analyst with Fidelity Investments of Boston, MA. Ms. Kanellias has a Masters in Business Administration, Magna Cum Laude, from Babson College, Wellesley, MA and Double Majors in Economics and Applied Mathematics from University of California, Berkeley, CA with graduate level work and recommendation from Nobel Prize Laureate Gerald Debrieu.

Anand Kumar. Mr. Kumar, who joined Ariel Way on August 10, 2004, serves as one of its Directors and its Executive Vice President, has during his professional career, spanning almost 35 years, founded and operated a number of companies to include the founding in 1992 of an international consulting company called Communications Strategies Group, advising foreign telecommunications administrations such as among others Iceland Telecom, Andorra Telecom, Cyprus Telecom, Bangladesh Telecom Board and U.S. domestic carriers including Cable & Wireless, Comsat RSI, AT&T, Sprint, MCI, Startec Global Communications and various others. During this period Mr. Kumar also helped build a European based telecommunications carrier called Esprit Telecom, later acquired by Global TeleSystems, and an international satellite teleport, Satellite Media Services, operating in the U.K. In January 1999, Mr. Kumar established Global TeleSolutions, Inc. for the origination and termination of multiple types of international telephony and data traffic. Prior to this, Mr. Kumar co-founded and participated in building the international operating locations for an international telecommunications carrier called Facilicom International, Inc. in Washington, D.C. In addition to establishing multiple gateway telecommunications switch locations and offices in more than 12 foreign locations, Mr. Kumar was also part of the raising of $300 million in high-yield debt financing. In 1986, Mr. Kumar co-founded and served as the President until 1992 of Washington International Teleport, WIT, an international satellite teleport in Alexandria, Virginia. WIT evolved to operate 30 large satellite antennas for multiple satellites for a diverse group of customers from MCI to CNN. It was built to offer both back haul services on optical fiber and microwave connections and diverse types of satellite based services for full time and ad-hoc users. Mr. Kumar was previous to these activities also for a number of years in various managerial capacities within the Bell operating company environment, such as Bell Canada, Bell Northern Research, and AT&T. Mr. Kumar is trained as an Electrical Engineer both at the undergraduate and graduate levels in the U.S. and was a doctorate candidate in communications studying under the guidance of professors from MIT.

Todd W. Rowley. Mr. Rowley, who since October 11, 2004 serves as an independent Director of Ariel Way's Board, has worked for the Wachovia Corporation since 1987 having begun his career at First Virginia Bank in 1980. His most recent role is as a Senior Vice President and Senior Relationship Manager in the Metropolitan Washington region's Commercial Banking Division. Prior to that, Mr. Rowley served as a Portfolio Partner in First Union's Strategic Ventures Group that was responsible for the overall management of the institution's strategic investment portfolio. The Wachovia Corporation has since acquired First Union Bank. Mr. Rowley has earned national recognition for his work in support of small and minority businesses and regional economic development, by having been named the U.S. Small Business Administration's Financial Services Advocate of the Year for both 1993 and 1996. He was also recognized by Fairfax County, Northern VA, as its Small Business Advocate of the Year

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

in 1992 and 1995. His financial support of small businesses that seek to complete exporting transactions has also earned him Preferred and Level A lending status from the Export-Import Bank of the United States. This designation is awarded to less than 0.1 percent of all U.S. export lenders. A native of southeastern Michigan, Mr. Rowley has lived and worked in the Metropolitan Washington, D.C. region for over 22 years. He holds a bachelors degree in business administration and speech communications from Adrian College, a graduate degree in banking finance from the Stonier Graduate School of Banking at the University of Delaware and a Master of Business Administration degree with honors from Virginia Polytechnic Institute's R.B. Pamplin College of Business. Mr. Rowley serves on the advisory boards of Virginia Polytechnic Institute, "Virginia Tech", George Mason University, and the Metropolitan Washington Regional Information/High Technology Project. Mr. Rowley also serves on the board of directors for the Northern Virginia Technology Council, the
National Association of Workforce Boards, the Boy Scouts of America, the Northern Virginia Workforce Investment Board, Leadership Fairfax Inc., REGION, the Metropolitan Washington Alzheimer's Association, the National Kidney Foundation - Capital Area, the Northern Virginia Community College Education Foundation, and the Fairfax County Superintendent's Advisory Board; and is an active member of Leadership Charlotte.

Dr. Lloyd Griffiths. Dr. Griffiths, who since October 3, 2004 serves as an independent Director of Ariel Way's Board, was named Dean of the School of IT & Engineering at George Mason University in July, 1997. In that position, he oversees approximately 4,200 engineering students, 2,100 of which are undergraduates enrolled in a total of six undergraduate majors. The School has about 1,800 Masters and 300 Ph.D. students. The great majority of students in the IT&E School are employed in local IT industries throughout the year. Many of them, including undergraduates, are working full time. They are combining experience and knowledge gained from their work environment with their in-class education at George Mason University. Several of these students are entrepreneurs or working in early-stage companies. The School of IT & Engineering consists of 150 faculty and 30 staff with an annual budget of $28M. It has the largest graduate program at George Mason University and leads the University in its level of research expenditures. Since joining the School in 1997, Dr. Griffiths has overseen a doubling of both the undergraduate enrollment and total School research expenditures. The School now leads the University in research expenditures and has the largest graduate program on campus. During the same period, new undergraduate degree programs have been added in Computer Engineering and in Information Technology. New Master's degrees have been implemented in Computer Engineering, E-Commerce, Enterprise Engineering, and Information Security. Two new Ph.D. degrees were also added in Computer Science and Electrical and Computer Engineering. Prior to joining George Mason University, Dr. Griffiths was Chair of the Electrical and Computer Engineering Department at the University of Colorado in Boulder, CO. His administrative experience also includes six years at the University of Southern California, CA where he held the title of Associate Dean for Research and Administration in the School of Engineering. Dr. Griffiths' undergraduate degree in Electrical Engineering was awarded by the University of Alberta in Edmonton, Canada. His M.S. and Ph.D. degrees in Electrical Engineering were awarded by Stanford University. Dr. Griffiths is a Fellow of the IEEE and has been recognized with the IEEE Browder J. Thompson prize paper

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

award. He currently sits on the board of directors for three companies and serves on the advisory boards of several other companies. All of these organizations are privately held and several are startup ventures.

Leif T. Carlsson. Mr. Carlsson, who since October 11, 2004 serves as an independent Director of Ariel Way's Board, is a senior European executive who since 2003 has been working with Arrow Capital, a European Venture Capital firm based in Stockholm, Sweden. Mr. Carlsson has over the years been a President & CEO of a number of European corporations to include during 2001 - 2002 with Scanfood AB, currently part of Swedish Meats AB; during 1992 - 2000 with Scandic Hotels Europe AB, currently part of the global Hilton Hotel-Group; during 1990 - 1992 with FFV Aerotech AB and FFV Aerotech Ltd, currently part of the Saab-Scania Group and FL Schmidt; during 1988 - 1990 with the Kinnevik AB Group establishing Comvik Skyport/TELE2; and during 1974 - 1988 with the Nobel
Industries AB, now AkzoNobel for several of their corporations. Comvik Skyport/TELE2 became in 1990 the second only private telecommunications company in Europe while telecommunications services in Europe were still dominated by government monopolies. Mr. Carlsson has been the executive for a number of companies in several different countries to include the U.S., the U.K. and Sweden and has also been on several different Board of Directors to include IAHI, International Association of Holiday Inns, Inc., and Tele8, an American telecommunications operator active in Europe. Mr. Carlsson has through his corporate career been active on a global basis and has experience in the European corporate world. With his base out of Europe and with his European experience, Mr. Carlsson will assist Ariel Way if Ariel Way proceeds with the corporate strategy to establish European and other overseas operations. Mr. Carlsson earned his M.S. degree in 1969 in Electrical Engineering from Chalmers University of Technology, Sweden and has completed several graduate studies in corporate finance, national economy and legal studies from the University of Uppsala, Sweden. Mr. Carlsson is a Swedish citizen and lives in Stockholm, Sweden.

Bob Bova. Mr. Bova, who since September 30, 2004 serves as a Director of Ariel Way's Board is also the President & CEO of Ariel Way's subsidiary Enfotec. Mr. Bova, who joined Enfotec on February 4, 2002, has over 20 years' experience in the Information Technology field, works with the engineering team to provide the open systems vision of Enfotec for the future of securing corporate data. Mr. Bova has experience working in the venture capital, entrepreneurial and analyst communities in Southern California. As a previous Director at U.S. Bank/Oliver Allen Corp., Mr. Bova started the Secure Networking Division and grew it to over $12 million in revenues within two years. He developed a worldwide scope of business and services by partnering with companies such as IBM, Memorex/Telex, HP and others. In 1997, Mr. Bova left U.S. Bank/Oliver Allen Corp. to start the ISG division, SSL Technology, at Rainbow Technologies and grew that from $0 to $37 million in revenues in just under three years. Key development relationships here included Intel, Sun Microsystems, HP, Dell, F5 and Nortel. As the Executive Vice President of Asita Technologies, Mr. Bova was responsible for developing the sales, marketing, administration, support, and finance infrastructures as well as raising $24 million in funding for the organization. In addition to developing and staffing Asita Technologies' worldwide headquarters in Irvine, California, he established the organization in the Pacific Rim, Europe and North America. In the local community

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of Southern  California,  Mr. Bova has received special commendation awards from
Concept 7 Foster Family Agency, The Red Cloud Indian Society as well as captaining the local Neighborhood Watch organization in partnership with the Irvine Police Department. Mr. Bova holds an MBA in Marketing from National University and an Undergraduate degree from Syracuse University.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD

         Stockholders may communicate with the Board in writing by addressing mail to "Board of Directors, Netfran Development Corp., 2801 N.E. 208th Terrace, 2nd Floor, Aventura, Florida 33180. Any such communication will be distributed to each of the Company's Directors. A communication to any individual Director at the same address will be distributed only to that Director.

AUDIT COMMITTEE FINANCIAL EXPERT

         The Board has determined that Robert S. Steinberg is an audit committee financial expert as defined by Item 401(e)(2) of Regulation S-B of the Securities Exchange Act of 1934. Mr. Steinberg is not independent within the meaning of Item 7(d)(iv) of Schedule 14A under the Exchange Act.

BOARD COMMITTEES

         The Company's Board of Directors has a Nominating Committee which undertakes the activities of identifying, evaluating and recommending nominees to serve as Directors. Currently, all of the members of the Company's Board of Directors serve on the Nominating Committee. The Board believes that it is appropriate for all of its members to serve on the Nominating Committee because there are only two directors and the Board believes that such number is sufficient to enable it to undertake the activities of the Nominating Committee. The persons who currently serve as Directors of the Company and members of the Nominating Committee are Elliot Krasnow and Robert S. Steinberg. None of these Directors are considered independent as defined in the corporate governance rules of the NASDAQ Stock Market.

         The Board of Directors has not established an audit committee or compensation committee.

ATTENDANCE AT MEETINGS

         During the fiscal year ended December 31, 2004, the Board of Directors held a total of four meetings. No member of the Board of Directors attended fewer than 75% of the meetings of the Board.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Based solely upon a review of the copies of Forms 3 and 4 and 5 thereto furnished to the Company, or written representations that no annual Form 5 reports were required, the Company believes that all filing requirements under
Section 16(a) of the Securities Act of 1934, as amended (the "Exchange Act") applicable to its directors, officers and any persons holding ten percent (10%) or more of the Company's Common Stock were made with respect to the Company's fiscal year ended December 31, 2004.

DIRECTOR COMPENSATION

         The Company pay salaries to Messrs. Krasnow and Steinberg for their services as executive officers of the Company. No additional compensation is paid for serving as directors. In 2004 such salaries were $104,000 and $51,000, respectively.

         Messrs. Krasnow and Steinberg serve as officers and directors of both the Company and Netvertise, Inc. and will allocate their time between the two firms as needed. No specific time allocation to the Company can be estimated for the future since this will be based on the Company's needs. In 2004, the Company estimates that Messrs. Krasnow and Steinberg devoted approximately 50% and 70%, respectively, of their working time to the Company. There are no written employment agreements between Netfran and Messrs. Krasnow and Steinberg.

         Directors are not paid for attendance at meetings of the Board of Directors.

         The 2003 Stock Incentive Plan was approved by the stockholders at the 2003 Annual Meeting. Under this Plan, non-employee directors are to receive a grant of 10,000 shares of stock upon becoming a director. None of the current directors or the director nominees named in this Proxy Statement will receive options as non-employee directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company was founded in March 2000 to engage in the franchise business. At that time Elliot Krasnow funded its operations by purchasing shares of common stock from the Company for $75,000. These shares were contributed by Mr. Krasnow to Netvertise, Inc. in 2001. In November 2002, Netvertise, Inc. distributed to its shareholders all of the 3,340,088 shares of the Company's common stock it then owned.

          The Company's directors and executive officers, Elliot Krasnow and Robert Steinberg, are also executive officers of Netvertise, Inc. The Company shares office space, other personnel and expenses with Netvertise, Inc. pursuant to an agreement under which the Company and Netvertise, Inc. attempt to make a reasonable good faith allocation of the shared personnel, facilities and expenses. In fiscal year 2003 and 2004 the Company incurred shared overhead costs in the amount of $33,600.

          Netvertise, Inc. has paid certain costs on behalf of the Company from time-to-time which the Company accrues on its balance sheet as a current liability due to affiliate. In November 2002 Netvertise, Inc. contributed
$488,041 of the amount the Company owed Netvertise, Inc. to the Company's capital thereby converting this liability into stockholder's equity of the Company. As of March 31, 2004 the amount the Company owed to Netvertise, Inc. was $72,959. No repayment schedule for such amount has been established. On March 6, 2002, the Company borrowed $250,000 from Netvertise and issued to Netvertise a promissory note providing for repayment on March 6, 2004 with interest at 7%. On June 30, 2003, Netvertise had agreed to extend and amend the note. The new note was in the amount of $333,985, which was comprised of the principal balance from the previous note, plus $83,985 of an open trade account with Netvertise that was non-interest bearing. The new note bears interest at 7 %. Interest is payable annually and principal is due at maturity on March 6, 2006. With the repayment of $250,000, as of September 30, 2004 the Company owed Netvertise $96,642 plus additional accrued interest on the note. Netvertise has guaranteed the cash flow needs of the Company up to $500,000 for the period beginning October 1, 2004, and ending September 30, 2005, by agreeing to make capital contributions up to that amount.

         The Company's agreement with Netvertise, Inc. also requires Netvertise, Inc. to provide certain Internet solutions, such as Web site design, hosting, promotion and publishing, to the Company's franchisees. The Company's franchisees are required to pay Netvertise, Inc. for such services at prices generally based on a percentage of the suggested retail price of such services. Netvertise, Inc. is obligated to provide such services to the Company's franchisees at prices no greater than suggested retail Netvertise, Inc. charges to its other customers.

                           SUMMARY COMPENSATION TABLE

         The following table sets forth information concerning the total compensation paid or accrued to the Company's chief executive officer in 2004 (the "named executive officer"). No other officer earned over $100,000 in such year.

                                                                             Long Term Compensation
                                                              -----------------------------------------------------
                                     Annual Compensation                     Awards                       Payouts
                          ----------------------------------- ----------------------------------------- ----------
Name and Principle                    Bonus   Other Annual       Restricted       Securities Underlying   LTIP         All Other
     Position       Year  Salary ($)   ($)   Compensation ($) Stock Award(s) ($)     Options/SARs(#)    Payouts ($) Compensation ($)
------------------  ----  ----------  -----  ---------------- ------------------  --------------------- ----------- ----------------
Elliot Krasnow,     2004   104,000
CEO                 2003    75,000
                    2002    75,000      0            0              50,000               40,000              0             0

CHANGE OF CONTROL ARRANGEMENTS

         The Company's 2003 Stock Incentive Plan provides that in the event of a change in control as defined in the plan, all outstanding options under the plan will immediately become exercisable 100% for each participant and the restrictions on any restricted stock issued under the Plan will cease.

STOCK OPTIONS GRANTED IN 2004

         No stock options or stock appreciation rights were granted during 2004.

OPTION EXERCISES IN 2004 AND YEAR-END VALUES

     The following table sets forth the number of stock options exercised by the named executive officer during 2004. No options were exercised in such year. There were no stock appreciation rights held or exercised by the named executive officer.

           AGGREGATE OPTION/SAR EXERCISES IN 2004 FISCAL YEAR AND FY-END OPTION/SAR VALUES

                    Shares
                   Acquired                   Number of Securities        Value of Unexercised In-the
                      on        Value        Underlying Unexercised       Money Options/SARs at FY-End
                   Exercise   Realized     Options/SARs at FY-End (#)                 ($)
     Name             (#)        ($)        Exercisable/Unexercisable      Exercisable/Unexercisable
------------------------------------------------------------------------------------------------------
Elliot Krasnow        -0-        -0-             13,333 / 26,667                   -0- / -0-